PRESS RELEASE

Sanofi and Regeneron to Appeal U.S. District Court Rulings in Ongoing Patent Litigation Regarding Praluent® (alirocumab) Injection

Paris, France and Tarrytown, New York - January 5, 2017 - Sanofi and Regeneron Pharmaceuticals, Inc. announced that they will appeal the injunction granted today by the U.S. District Court for the District of Delaware preventing the marketing, selling or manufacturing of Praluent® in the U.S. during the term of two Amgen patents. The companies believe Amgen’s asserted patent claims are invalid and will also appeal a prior jury verdict upholding the validity of those patents. The court has delayed imposition of the injunction for 30 days to allow Sanofi and Regeneron to file a motion for a suspension (stay) of this injunction during the appeal process. Praluent continues to be available to patients at this time.

“We will immediately appeal today’s ruling, along with the jury’s earlier finding upholding the validity of Amgen’s patents,” said Karen Linehan, Executive Vice President and General Counsel, Sanofi. “It is our longstanding position that Amgen’s patent claims are invalid and that the best interests of patients will be greatly disserved by an injunction preventing access to Praluent.”

“We will continue to vigorously defend our case through the appeal process as we believe the facts and controlling law support our position,” said Joseph LaRosa, Senior Vice President, General Counsel and Secretary, Regeneron.

Praluent was the first PCSK9 inhibitor to be approved for use in the U.S. It is indicated for use as adjunct to diet and maximally-tolerated statin therapy for the treatment of adults with heterozygous familial hypercholesterolemia or clinical atherosclerotic cardiovascular disease, who require additional lowering of “bad” (LDL) cholesterol. Praluent is the only PCSK9 inhibitor that offers two doses with two levels of efficacy, allowing healthcare providers the flexibility to adjust the therapeutic dose based on their patient’s LDL cholesterol-lowering needs. The effect of Praluent on cardiovascular morbidity and mortality has not yet been determined.

Important Safety Information for U.S.

Do not use PRALUENT if you are allergic to alirocumab or to any of the ingredients in PRALUENT.

Before you start using PRALUENT, tell your healthcare provider about all your medical conditions, including allergies, and if you are pregnant or plan to become pregnant or if you are breastfeeding or plan to breastfeed.

Tell your healthcare provider or pharmacist about any prescription and over-the-counter medicines you are taking or plan to take, including natural or herbal remedies.

PRALUENT can cause serious side effects, including allergic reactions that can be severe and require treatment in a hospital. Call your healthcare provider or go to the nearest hospital emergency room right away if you have any symptoms of an allergic reaction including a severe rash, redness, severe itching, a swollen face, or trouble breathing.

The most common side effects of PRALUENT include: redness, itching, swelling, or pain/tenderness at the injection site, symptoms of the common cold, and flu or flu-like symptoms. Tell your healthcare provider if you have any side effect that bothers you or that does not go away.

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Talk to your doctor about the right way to prepare and give yourself a PRALUENT injection and follow the “Instructions for Use” that comes with Praluent.

You are encouraged to report negative side effects of prescription drugs to the FDA.

Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

Please click here for the full Prescribing Information

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Consumer Healthcare. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading science-based biopharmaceutical company based in Tarrytown, New York that discovers, invents, develops, manufactures, and commercializes medicines for the treatment of serious medical conditions. Regeneron commercializes medicines for high LDL cholesterol, eye diseases, and a rare inflammatory condition and has product candidates in development in other areas of high unmet medical need, including oncology, rheumatoid arthritis, asthma, atopic dermatitis, pain, and infectious diseases. For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates regarding the marketing and other potential of the product, or regarding potential future revenues from the product. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “looks forward” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, the absence of guarantee that the product will be commercially successful, the uncertainties inherent in research and development, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general, risks associated with intellectual property and any related future litigation and the ultimate outcome of such litigation, and volatile economic conditions, as well as those risks discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Regeneron Forward-Looking Statements and Use of Digital Media

This news release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, risks associated with intellectual property of other parties and pending or future litigation relating thereto, including the patent litigation discussed in this news release, the ultimate outcome of such litigation, and any impact it may have on Regeneron’s business, prospects, operating results, and financial condition; the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Praluent® (alirocumab) Injection; unforeseen safety issues and possible liability resulting from the administration of products (including without limitation Praluent) and product candidates in patients; serious complications or side effects in connection with the use of Regeneron’s products and product candidates in clinical trials, such as the ODYSSEY OUTCOMES trial prospectively assessing the potential of Praluent to demonstrate cardiovascular benefit; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products (such as Praluent), research and clinical programs, and business, including those relating to the enrollment, completion, and meeting of the relevant endpoints of

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post-approval studies (such as the ODYSSEY OUTCOMES trial); determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of Regeneron’s products and product candidates; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; coverage and reimbursement determinations by third-party payers, including Medicare and Medicaid; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its sales or other financial projections or guidance and changes to the assumptions underlying those projections or guidance; and the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi and Bayer HealthCare LLC (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success. A more complete description of these and other material risks can be found in Regeneron’s filings with the United States Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2015 and its Form 10-Q for the quarterly period ended September 30, 2016. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Regeneron uses its media and investor relations website and social media outlets to publish important information about the Company, including information that may be deemed material to investors. Financial and other information about Regeneron is routinely posted and is accessible on Regeneron’s media and investor relations website (http://newsroom.regeneron.com) and its Twitter feed (http://twitter.com/regeneron).

Contacts Sanofi:

Media Relations Ashleigh Koss Tel.: +1 (908) 981-8745 mr@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Contacts Regeneron:

Media Relations	Investor Relations
Arleen Goldenberg	Manisha Narasimhan, Ph.D.
Tel.: +1 (914) 847-3456	Tel.: +1 (914) 847-5126
Mobile: +1 (914) 260-8788	manisha.narasimhan@regeneron.com
arleen.goldenberg@regeneron.com

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